Exhibit 99.1

Trading Symbol: TSX: SVM NYSE AMERICAN: SVM	TSXV: SRL OTCQB: SRLZF

Silvercorp Provides Positive El Domo Legal Update and Announces Repayment of Wheaton Early Deposit

VANCOUVER, BC, Nov. 15, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) and Salazar Resources Ltd. ("Salazar") (TSXV: SRL) (OTCQB: SRLZF) are pleased to announce that on November 12, 2024, the Provincial Court of Bolivar (the "Court"), in the province of Ecuador where the El Domo project (the "Project") is located, dismissed the appeal filed by the plaintiffs in respect of the Curipamba – El Domo constitutional protective action, affirming the rights of the Company's Ecuadorian subsidiary, Curimining S.A. ("Curimining"), to continue construction of the Project. Additionally, the Company announced the repayment of funds previously drawn by Adventus Mining Corporation ("Adventus") from Wheaton Precious Metals International Ltd. ("Wheaton") under the precious metals purchase agreement ("PMPA").

Constitutional Protective Action Against El Domo Project Dismissed
The Court dismissed the appeal and affirmed the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental license for the Project (See News Release of July 31, 2024). MAATE was supported by the Attorney General's Office, Curimining (as an interested third party), and over 800 individuals who participated in the process as additional supporting third parties.

Repayment of US$13.25 Million El Domo Early Deposit to Wheaton
As at September 30, 2024, Wheaton had advanced a total of $13.25 million. Pursuant to the PMPA, Adventus was required to deliver approximately 92.3 ounces of gold per month (at today's gold prices, this is equivalent to an annual interest rate of approximately 18.5%), starting July 2024, until the construction of El Domo reached certain milestones or these funds were repaid.

As a result of the repayment, the PMPA's full $175.5 million cash contribution will be available to be drawn by Silvercorp during construction, subject to certain conditions.

About Silvercorp
Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

About Salazar
Salazar Resources Limited is focused on creating value and positive change through discovery, exploration, and development in Ecuador. The team has an unrivalled understanding of the geology in-country and has played an integral role in the discovery of many of the major projects in Ecuador, including the two newest operating gold and copper mines. Salazar Resources has a wholly owned pipeline of copper-gold exploration projects across Ecuador with a strategy to make another commercial discovery and farm-out non-core assets. The Company actively engages with Ecuadorian communities and together with the Salazar family it co-founded The Salazar Foundation, an independent non-profit organization dedicated to sustainable progress through economic development. The Company already has carried interests in three projects. At its maiden discovery, Curipamba, Salazar Resources has a 25% stake fully carried through to production. At two copper-gold porphyry projects, Pijili and Santiago, the Company has a 20% stake fully carried through to a construction decision.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

Salazar Resources Ltd.
Nick DeMare
Director
Phone: (604) 685 9316
Email: ndemare@chasemgt.com
Website: www.salazarresources.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; the validity of the environmental license; construction and operation of the El Domo project; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of public health pandemic; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, and Ecuador; environmental risks; regulatory investigations, claims and legal proceedings; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 15-NOV-24